

12013982

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Processing
Section

FEB 28 2012

SEC FILE NUMBER
8- 50630

FACING PAGE
Washington, DC

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

123

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kalos Capital, Inc.

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

3780 Mansell Rd., Ste. 150
(No. and Street)

Alpharetta   GA   30022
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carol Wildermuth   678-356-7100
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith & Howard
(Name – if individual, state last, first, middle name)

171 17th Street NW, Ste. 900   Atlanta   GA   30363
 (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _Carol Wildermuth_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Kalos Capital Inc._ , as of _December 31_ , 20 _11_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

COO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Board of Directors
 Kalos Capital, Inc.
 Atlanta, Georgia

We have audited the financial statements of Kalos Capital, Inc. (the "Company") as of and for the year ended December 31, 2011 and have issued our report thereon, dated February 21, 2012. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities Exchange Act of 1934. This study and evaluation included, in the accounting system, the practices and procedures followed by the Company in making the periodic computations of net capital under Rule 17a-3(a)(11). Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our audit would be disclosed. The purposes of our study and evaluation were to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements and to provide a basis of reporting material weaknesses in internal accounting control under Rule 17a-5. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The Company claims exemption from the computation for determination of reserve requirements pursuant to Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 whereby all customer transactions are cleared through another broker dealer on a fully disclosed basis and therefore no transactions are cleared through the Company. We have reviewed the terms and conditions pursuant to Rule 15c3-3 and found the Company in compliance with the exemption requirements.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless, occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate. Our study and evaluation, described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, our study and evaluation did not disclose any conditions that we believe to be material weaknesses.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

Smith + Howard

February 21, 2012

KALOS CAPITAL, INC.

FINANCIAL STATEMENTS
and
SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2011

with
INDEPENDENT AUDITORS' REPORT

SMITH & HOWARD

Certified Public Accountants and Advisers

KALOS CAPITAL, INC.

FINANCIAL STATEMENTS
and
SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2011

with
INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

**Board of Directors
Kalos Capital, Inc.
Atlanta, Georgia**

We have audited the accompanying balance sheet of Kalos Capital, Inc., at December 31, 2011, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kalos Capital, Inc. at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Smith + Howard

February 21, 2012

KALOS CAPITAL, INC.
BALANCE SHEET
DECEMBER 31, 2011

ASSETS

Current Assets

Cash and cash equivalents	$	406,952
Investments		38,273
Accounts receivable		604,796
Prepaid expenses		16,811
	$	1,066,832

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Accounts payable and accrued expenses	$	602,546

Stockholders' Equity

Common stock, $1 par value, 100 shares authorized, issued and outstanding		100
Paid-in capital		50,900
Retained earnings		413,286
		464,286
	$	1,066,832

The accompanying notes are an integral part of these financial statements.

4

KALOS CAPITAL, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2011

Commissions and Fee Income	$ 6,955,381
Expenses (Note 3)	6,593,435
	361,946
Other Income	3,419
Net Income	$ 365,365

The accompanying notes are an integral part of these financial statements.

KALOS CAPITAL, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2011

	Common Stock $1 Par Value		Paid-in Capital	Retained Earnings
	Number of Shares	Amount		
Balance at December 31, 2010	100	$ 100	$ 50,900	$ 222,176
Net Income				365,365
Distributions	-	-	-	(174,255)
Balance at December 31, 2011	100	$ 100	$ 50,900	$ 413,286

The accompanying notes are an integral part of these financial statements.

KALOS CAPITAL, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

Cash Flows From Operating Activities	
Cash received from customers	$ 6,570,055
Cash paid to suppliers and employees	(6,256,635)
Net Cash Provided by Operating Activities	313,420
Cash Flows From Investing Activities	
Purchases of investments, net	(34,854)
Net Cash Required by Investing Activities	(34,854)
Cash Flows From Financing Activities	
Distributions paid	(174,255)
Net Cash Required by Financing Activities	(174,255)
Increase in Cash and Cash Equivalents	104,311
Cash and Cash Equivalents at Beginning of Year	302,641
Cash and Cash Equivalents at End of Year	$ 406,952
Reconciliation of Net Income to Net Cash Provided by Operating Activities	
Net Income	$ 365,365
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Unrealized gains on investments	(3,419)
Increase in accounts receivable	(385,326)
Increase in prepaid expenses	(16,811)
Increase in accounts payable and accrued expenses	353,611
Total adjustments	(51,945)
Net Cash Provided by Operating Activities	$ 313,420

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Kalos Capital, Inc. (the Company) was formed on September 26, 1997 under another corporate name. The Company became Kalos Capital, Inc. under a state certification of name change amendment on October 30, 1997. The Company is a registered broker and dealer in securities and operates under the provisions of the Securities Exchange Act of 1934.

Basis of Accounting

The Company follows accounting standards set by the Financial Accounting Standards Board ("FASB"). The FASB sets accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

The Company considers all cash and money market investments with maturities of three months or less to be cash equivalents. Cash and cash equivalents includes restricted cash of $50,000 at December 31, 2011 which is held on deposit with the Company's clearing firm.

Investments

Investments consist of trading securities for which realized and unrealized gains/losses are recognized in the statement of income. As a result of the valuation of the investments requiring unadjusted quoted prices in active markets that are accessible on the measurement date for identical assets, the investments are considered Level 1 investments under the fair value hierarchy established by GAAP.

Accounts Receivable

The Company considers current accounts receivable to be fully collectible and historically has incurred insignificant bad debt losses. Accordingly, no allowance for doubtful accounts is provided in the accompanying financial statements. If amounts become uncollectible, they will be charged to operations when that determination is made.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company has elected to be taxed under the S corporation provision of the Internal Revenue Code. Under this provision the Company does not pay corporate income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on their respective shares of the Company's taxable income. Accordingly, the accompanying financial statements do not include a provision or liability for income taxes.

In the normal course of business, the Company is subject to examination by the federal and state taxing authorities. In general, the Company is no longer subject to tax examinations for tax years ending before December 31, 2008.

The Company annually evaluates all federal and state income tax positions. This process includes an analysis of whether these income tax positions the Company takes meet the definition of an uncertain tax position under the Income Taxes Topic of the Financial Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash, cash equivalents, investments and accounts receivable. The Company places its cash with high quality credit institutions. At times, such cash balances may be in excess of federally insured limits. Management continually monitors accounts receivable balances and believes that its exposure to accounts receivable credit risk is limited. As a result of liquidity issues experienced in the global credit and capital markets, it is at least reasonably possible that changes in risks in the near term could occur which in turn could materially affect the amounts reported in the accompanying financial statements. Two customers represent 48% of accounts receivable at December 31, 2011.

Subsequent Events

Management has evaluated subsequent events through the date of this report which is the date the financial statements were available to be issued.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commissions' Uniform Net Capital Rule (Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed one thousand percent of its net capital and shall at all times have and maintain net capital of not less than $5,000.

Net capital and the related aggregate indebtedness to net capital ratio fluctuate on a daily basis; aggregate indebtedness totaled $602,546 at December 31, 2011 and the net capital was $216,026.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company shares various office expenses and salaries with a company under common ownership ("Affiliate"). Amounts paid to this Affiliate during 2011 for shared expenses were $1,260,000.

SUPPLEMENTARY INFORMATION

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Board of Directors
  Kalos Capital, Inc.
  Atlanta, Georgia

Our audit was made for the purpose of forming an opinion on the basic financial statements of Kalos Capital, Inc. taken as a whole. The supplementary information presented hereinafter is presented for purposes of additional analysis and to meet specific requirements of the U. S. Securities and Exchange Commission pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying supplementary information (schedules) have been prepared solely for filing with regulatory agencies and are not intended for any other purpose. This supplementary information (schedules) has been prepared in conformity with the accounting practices by the U. S. Securities and Exchange Commission pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not intended to be presented in conformity with generally accepted accounting principles.

Smith + Howard

February 21, 2012

KALOS CAPITAL, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL AND RECONCILIATION
OF UNAUDITED COMPUTATION OF NET CAPITAL TO AUDITED
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2011

	UNAUDITED	NET CHANGE INCREASE (DECREASE)	AUDITED
Total ownership equity from balance sheet at December 31, 2011	$ 464,286	$ -	$ 464,286
Add: liabilities subordinated to claims of general creditors	-	-	-
Deduct: other allowable credits: excess fidelity bond deduction	(5,000)	-	(5,000)
Total capital and allowable subordinated liabilities and credits at December 31, 2011	459,286	-	459,286
Deduct: total non-allowable assets from balance sheet at December 31, 2011	(236,534)	-	(236,534)
Net capital before haircuts on security positions at December 31, 2011	222,752	-	222,752
Haircuts on securities at December 31, 2011	(6,726)	-	(6,726)
Net capital at December 31, 2011	$ 216,026	$ -	$ 216,026

KALOS CAPITAL, INC.
SCHEDULE OF CHANGES IN LIABILITIES
SUBORDINATED TO GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2011

During the year ended December 31, 2011, there were no liabilities subordinated to general creditors.